Exhibit 99.a

                                    AGREEMENT

      This Agreement is dated as of November 23, 1993 between MascoTech, Inc., a Delaware corporation (the "Company"), and Masco Corporation, a Delaware corporation ("Masco").

      WHEREAS, in addition to certain shares of Company common stock, par value $1.00 per share (the "Common Stock"), and warrants to purchase Common Stock, Masco holds (i) $130 million (the "Masco Debentures") of the Company's 6% Convertible Subordinated Debentures Due 2011 (the "Debentures"), which are redeemable at any time by the Company and convertible at any time into Common Stock at $18 per share of Common Stock, and (ii) the one million outstanding shares of the Company's 10% Exchangeable Preferred Stock (the "Preferred Stock").

      WHEREAS, the Company has been contemplating calling for redemption all of the Debentures (including the Masco Debentures), and Masco is willing to refrain from selling or otherwise disposing of Common Stock or other Company securities for a period of time in order to facilitate the call for redemption of all of the Debentures.

      WHEREAS, it is in the interest of the Company to repurchase the Preferred Stock for cash in order to reduce its financing costs and such repurchase is not inconsistent with Masco's previously stated intention to reduce its investment in the Company.

      WHEREAS, the Company and Masco have entered into a Securities Purchase Agreement dated as of March 31, 1993 (the "Securities Purchase Agreement") pursuant to which Masco has agreed to purchase from the Company at its request on or before March 31, 1995 additional preferred stock or subordinated debt securities for an aggregate purchase price of up to $200 million, and the parties desire to amend and restate the Securities Purchase Agreement in certain respects.

      WHEREAS, the Company and Masco have entered into a Stock Repurchase Agreement dated as of May 1, 1984, as amended (the "Stock Repurchase Agreement"), pursuant to which the Company has agreed to repurchase from Masco, until May 1, 1994, such number of shares of Common Stock as may be necessary to prevent Masco's Common Stock ownership interest in the Company from exceeding 49%, and the parties are agreeable to extending the term thereof.

      NOW, THEREFORE, the parties agree as follows:
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      1.    Conversion of Debentures.  Masco agrees that (a) on or before
December 31, 1993 it will surrender for conversion the Masco Debentures, and (b) it will not sell or otherwise dispose of any Common Stock, warrants to purchase Common Stock or Debentures (whether now held or acquired on conversion) on or before December 31, 1993. If Masco surrenders the Masco Debentures for conversion prior to December 15, 1993, the Company will pay Masco an amount equal to the interest accrued on the Masco Debentures from the last regular semi-annual interest payment date to the date of conversion.

      2. Repurchase of Preferred Stock. The Company shall repurchase the Preferred Stock for $100 per share, plus an amount equal to accrued and unpaid dividends from October 1, 1993 to the date of repurchase, payable in cash on the date of such repurchase. Such repurchase shall occur as soon as practicable after the execution of this Agreement.

      3. Amendment to Securities Purchase Agreement. Concurrently herewith the parties are entering into an Amended and Restated Securities Purchase Agreement. The parties hereby confirm that all securities issuable pursuant to the Amended and Restated Securities Purchase Agreement will be "Registrable Securities" under the Registration Agreement between them dated as of March 31, 1993.

      4. Amendment to Stock Repurchase Agreement. The parties hereby amend Paragraph 1 of the Stock Repurchase Agreement by deleting the date "May 1, 1994" and substituting therefor the date "May 1, 2004". Except as otherwise specifically set forth herein, the Stock Repurchase Agreement shall continue in full force and effect.

      5. Representations and Warranties. (a) Each party represents and warrants to the other that the following statements are true and correct as of the date hereof and will be true and correct at the time Masco surrenders the Masco Debentures for conversion and at the time of the repurchase of the Preferred Stock:

            (i) It is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is authorized by its certificate of incorporation to carry on its business as now conducted.

          (ii) The execution, delivery and performance of this Agreement by such party and the consummation by such party of the transactions contemplated hereby are within the corporate powers of such party and have been duly authorized by all necessary corporate action on its part. This Agreement constitutes a valid and binding agreement of such party.

            (iii) No authorization, consent or approval of, or registration or filing with, any governmental or public body or regulatory authority is required and which has not been obtained on the part of such party for the execution, delivery and performance of this Agreement by such party.

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            (iv)  The execution, delivery and performance of this Agreement by such party do not result in any violation by it of any of the terms or provisions of its certificate of incorporation or by-laws or of any indenture, mortgage or other agreement or instrument by which it or any of its Subsidiaries (as hereinafter defined) is bound.

      (b) Masco represents and warrants to the Company that Masco has, and at the time of the repurchase of the Preferred Stock will have, unencumbered title to the Preferred Stock, free and clear of any Liens (as hereinafter defined), and delivery by Masco of the Preferred Stock will pass unencumbered title to the Company, free and clear of any Liens.

      (c) The Company represents and warrants to Masco that the repurchase of the Preferred Stock from Masco will be effected in compliance with the Delaware General Corporation Law.

      6. Legal Opinions. Concurrently with the execution hereof, Masco is delivering to the Company an opinion of John R. Leekley, counsel to Masco, and the Company is delivering to Masco an opinion of Dykema Gossett, counsel to the Company, in each case dated the date hereof and to the effect of certain of the matters specified in Paragraph 5 hereof.

      7. Definitions. The following terms, as used herein, have the following meanings:

            (a) "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

            (b) "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

            (c) "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

      8. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

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      WHEREFORE, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                    MASCO CORPORATION


                                    By/s/Richard G. Mosteller
                                      Its Senior Vice President - Finance


                                    MASCOTECH, INC.


                                    By/s/Timothy Wadhams
                                      Its Vice President - Controller
























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